[Rutan & Tucker, LLP Letterhead]

Larry A. Cerutti
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com

February 1, 2012

VIA FEDEX AND
EDGAR CORRESPONDENCE

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-3628

Re:	Pacific Ethanol, Inc. Registration Statement on Form S-1 Filed December 22, 2011 File No. 333-178685 Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 000-21467
Dear Ms. Long:

This letter responds to the comments of your letter dated January 18, 2012 relating to Pacific Ethanol, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

We have reproduced below in bold font each of your comments set forth in your letter of January 18, 2012, together with the Company’s responses in regular font immediately following each reproduced comment.  The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter of January 18, 2012.

Consolidation of Variable Interest Entities, page 40

2.
According to your response, you have determined New PE Holdco is a VIE based on the criterion in paragraph 14(b)(1) of ASC 810-10-15. While you perform the day-to-day management and operational duties, the equity holders appear to have significant ability to make decisions through the exercise of voting rights (e.g. approval of budgets, approval of a change in a Plant's operational status, borrowing or refinancing debt, entering into contracts over $1 million or one year in duration, making certain capital expenditures, etc.) Some actions require the consent of all owners and others require the consent of holders of 67% or 85% of the ownership interests. We note your disclosure on page 5 that you are “largely dependent on the business judgment of the other owners of New PE Holdco in respect of a number of significant matters bearing on the operations of the Pacific Ethanol Plants.” Please clarify why you believe the equity owners do not have the ability to make decisions about New PE Holdco activities that have a significant effect on its success.

Ms. Pamela Long
February 1, 2012

In analyzing the ability of the equity owners of New PE Holdco, the board of New PE Holdco and the Company and its subsidiaries to make decisions about New PE Holdco’s activities, the Company has concluded that while the equity owners and board of New PE Holdco have the ability to make decisions regarding New PE Holdco activities that have a significant impact on New PE Holdco’s success, the Company, through the asset management agreement and various marketing agreements with New PE Holdco, has the ability to direct the activities of New PE Holdco that “most significantly” impact New PE Holdco’s economic performance.

New PE Holdco’s economic performance is primarily dependent upon how the plants are operated.  Because the Company controls the day-to-day operations of the plants as well as the primary factors that impact the profitability of New PE Holdco (i.e., the cost of production and revenue generating activities of New PE Holdco), the Company controls the activities that “most significantly” impact New PE Holdco’s economic performance.  Specifically, the Company believes that the following activities, all of which are performed and directed by the Company under the terms of the asset management agreement and/or marketing agreements, comprise the activities of New PE Holdco that “most significantly” impact New PE Holdco’s economic performance:

•	plant operations and maintenance;
•	production process;
•	administration of risk management strategies;
•	sale of ethanol and its co-products;
•	purchase of raw materials;
•	preservation of assets;
•	creation of capital and operating budgets; and
•	recommending a change in an ethanol plant’s operational status.

The Company operates the plants in a highly volatile business environment, with New PE Holdco’s results of operations being largely dependent on commodity prices and the Company’s skill in managing operating margins.  Over 85% of the plants’ variable costs are attributable to commodity inputs, primarily corn, natural gas and utilities, denaturant and chemicals.  The prices, terms and timing of the plants’ purchase of these commodity inputs are managed entirely by the Company.  Similarly, the Company manages all aspects of revenue generation for New PE Holdco, including setting the prices at which the plants sell ethanol and co-products, terms of sale, inventory management and logistics.  Further, the Company manages New PE Holdco’s hedging practices, in effect deciding when it is prudent to lock-in margins and cut losses.  With the prices of the plants’ commodity inputs and revenues swinging dramatically day-to-day and sometimes hour to hour, the skill of the Company’s management team is the single most significant factor bearing upon the economic performance of New PE Holdco.  Thus, the Company believes that the Company, and not the equity owners, controls all of the activities that “most significantly” impact New PE Holdco’s economic performance.

Ms. Pamela Long
February 1, 2012

It should be noted that the equity owners are financial institutions – lenders – who came to own the plants as a result of the bankruptcy of the plants.  Individually, or in the aggregate, the equity owners themselves do not have the necessary capabilities to manage the activities described above.  Rather, the equity owners have delegated all decision making relative to the activities that “most significantly” impact New PE Holdco’s economic success to the Company, and are looking to the Company to produce the best available return on their capital and a means to exit their unintended investment.

Although, the equity owners have retained control over certain decisions, these decisions have more to do with managing the deployment of the equity owners’ capital and relations of the equity owners inter se than with the functioning and profitability of the plants.  For the reasons set forth below, the Company believes that while the ability of the equity owners to control certain activities which may have a “significant” impact upon New PE Holdco’s economic performance, they are of lesser importance and, when viewed together with the numerous activities directed by the Company under the asset management agreement and marketing agreements, are not activities that “most significantly” impact New PE Holdco’s economic performance.

The following are activities that are performed by a majority of the board of New PE Holdco with the consent of the equity owners of New PE Holdco which may have a “significant” impact on New PE Holdco’s economic performance (the bracketed figures represent the required ownership percentages to obtain approval):

•	execute or amend any agreement or commitment involving the payment by or to New PE Holdco equal to or in excess of $1 million or having a term equal to or in excess of one year (66%);
•	incur any capital expenditure equal to or in excess of $1 million or having a term equal to or in excess of 12 months (66%);
•
incur or become liable for indebtedness (other than indebtedness entered into pursuant to New PE Holdco’s existing credit agreement) by (i) any plant owner, other than in the ordinary course of operating a plant or (ii) by New PE Holdco or its parent (66%); and

•	commence operations of any plant that is in cold shutdown (85%).

As further discussed below, the Company believes that while taking action with respect to any one of these activities may “significantly” impact New PE Holdco’s economic performance, the Company’s activities relative to the day-to-day operations, the costs of production and revenue generation of the plants after the equity owners take any such action are what truly determine New PE Holdco’s economic performance.  Further, given the relatively passive manner in which the board and the equity owners (other than the Company) approach the operations of New PE Holdco (i.e., deferring to the Company’s management of such operations under the asset management agreement and various marketing agreements), the Company views the above activities to be protective in nature rather than proactive relative to the economic performance of New PE Holdco.  Therefore the Company does not believe that any of these activities “most significantly” impact New PE Holdco’s economic performance.

Ms. Pamela Long
February 1, 2012

Long Term and High Value Contracts

A decision to execute or amend contracts with terms equal to or longer than one year calls for the approval of holders of 66% of the ownership interests in New PE Holdco.  However, contracts entered into by New PE Holdco (including those entered into by its parent entity and the plant owners) rarely have terms greater than one year.  Substantially all contracts involving the operation of New PE Holdco’s business are less than one year, with most contracts having a term of three to six months, consistent with industry practice.  With the exception of contracts with utilities for the purchase of power and fuel, virtually all New PE Holdco’s contracts for the procurement of feedstock and other commodity inputs are short-term, having terms far less than one year.  New PE Holdco’s product sales contracts are likewise short-term in nature.  The day-to-day decision making with regard to matters covered by these short-term contracts is controlled entirely by the Company, and represents the single most significant activity affecting plant performance.  Those agreements that do extend beyond a year are comprised mainly of financing contracts, equipment leases and some service contracts, which contracts do not have a significant effect upon the financial performance of New PE Holdco.

Generally, contracts with a dollar value in excess of $1 million must also be approved by holders of 66% of the ownership interests in New PE Holdco.  However, decision making authority relative to all contracts bearing on the purchase and sale of commodities has been delegated to the Company under the terms of the marketing agreements with New PE Holdco.  These contracts represent New PE Holdco’s most common contracts, as well as the contracts with the highest dollar values.  For example, notwithstanding that the purchase of a single train load of corn can cost between $2 million and $4 million, a number far in excess of the $1 million threshold, the Company may enter into such a purchase contract without the approval of the equity owners of New PE Holdco under the authority delegated to the Company under the marketing agreements.  Those contracts that must be approved by the equity owners of New PE Holdco are unusual and exceptional.  Rarely does such a contract have an impact on results approaching the significance of the contracts routinely managed by the Company.

Capital Expenditures

The decision to make capital expenditures equal to or in excess of $1 million or having a term equal to or in excess of 12 months calls for the approval of holders of 66% of the ownership interests in New PE Holdco.  A requirement for such capital expenditures would only arise if there were unforeseen repairs required at a plant, or if the Company recommended an enhancement to a plant that would improve efficiencies or create a new revenue stream.  Given the scale of the plants’ routine expenditures, with monthly expenses currently running in the range of $10 million to $20 million, it would be an unusual capital expense that would, standing alone, have a significant impact on the economic performance of New PE Holdco.  Further, if such a significant capital expenditure is made, the impact of such capital expenditure on the economic performance of New PE Holdco would be dependent on how such capital expenditure is leveraged by the Company in the day-to-day operations of New PE Holdco.  Additionally, it is unlikely and improbable that a decision to incur such an expense would ever be made without the involvement of the Company because neither the board nor the equity owners (other than the Company) have sufficient knowledge of the ethanol industry or the day-to-day operations of New PE Holdco to make such a decision without guidance.  Given the relatively passive manner in which the board and the equity holders (other than the Company) approach the operations of New PE Holdco (i.e., deferring to the Company’s management of such operations under the asset management agreement and various marketing agreements), the Company views this activity to be protective in nature rather than proactive relative to the economic performance of New PE Holdco.  Therefore, for all the reasons stated above, the Company does not view incurring any capital expenditure equal to or in excess of $1 million or having a term equal to or in excess of 12 months as an activity that “most significantly” impacts New PE Holdco’s economic performance.

Ms. Pamela Long
February 1, 2012

Incurring Indebtedness

A decision to incur or become liable for indebtedness (other than indebtedness entered into pursuant to New PE Holdco’s existing credit agreement) by (i) any plant owner, other than in the ordinary course of operating a plant or (ii) by New PE Holdco or its parent calls for the approval of holders of 66% of the ownership interests in New PE Holdco.  While the ability to incur indebtedness could be significant to the economic performance of New PE Holdco, the ability to incur indebtedness other than under the existing credit agreement and in the ordinary course of business of the plant owners, is not an activity that the Company believes “most significantly” impacts the economic performance of New PE Holdco.  While a single occurrence of indebtedness could significantly impact New PE Holdco’s economic performance, when incurred, such indebtedness becomes a fixed cost of New PE Holdco’s cost structure and, the variable costs rather than the fixed costs of New PE Holdco are the costs than “most significantly” impact New PE Holdco’s economic performance.  As discussed above, the Company controls New PE Holdco’s variable costs.  Further, the impact of incurring indebtedness on the economic performance of New PE Holdco is largely dependent on how such indebtedness is leveraged by the Company in the day-to-day operations of New PE Holdco.  Thus, the Company does not view incurring indebtedness other than under the existing credit agreement and in the ordinary course of business of the plant owners as an activity that “most significantly” impacts New PE Holdco’s economic performance.

Commence Plant Operations

The decision to commence operations of a plant that is in cold shutdown rests with the board and the holders of 85% of ownership interests in New PE Holdco.  The carrying cost of an idle plant is approximately $200,000 per month.  Therefore, a decision to leave a plant idle does not alone have a significant impact on the economic performance of New PE Holdco.  Starting an idle plant involves a one-time impact of approximately $5 million to $6 million, in the form of new working capital for that plant, repairs and start up costs.  Thus, a decision to commence operations of a plant, or the cost of doing so, will have a “significant” impact on the economic performance of New PE Holdco in the period in which it is started.  However, once working capital has been invested in a plant startup, the results of operations are, as described above, largely in the hands of the Company and greatly overshadow the costs of startup.  Furthermore, the relative success of a plant startup, measured in time and expense resulting in more or less working capital being required, is dependent on careful planning and good execution, matters controlled by the Company.  Finally, in light of the relationship among the equity owners and the Company, the Company believes that any decision made by the board and equity owners regarding the commencement of plant operations would be made at the behest of the Company and would not emanate from the board and/or equity owners.  As a result, the Company views the ability to decide to commence operations of a plant that is in cold shutdown as being protective in nature rather than proactive relative to the economic performance of New PE Holdco and therefore not an activity that “most significantly” impacts New PE Holdco’s economic performance.

Ms. Pamela Long
February 1, 2012

Finally, we note that other activities, such as the approval of operating budgets and making a determination to idle a plant that is currently operational, are performed and directed solely by the board of New PE Holdco without the vote of the equity owners.  Thus, such activities are not amongst the activities that impact the determination of whether the equity owners have the ability to direct the activities of New PE Holdco that “most significantly” impact New PE Holdco’s economic performance.

Background, page 43

3.
We have read your response to comment six from our letter dated November 10, 2011. You state that you did not provide any direct consideration for the Call Option. Instead you released certain claims you had against the bankrupt estate and the bankrupt estate released certain claims it had against you. Please amend your Form S-1 to quantify the claims you released against the bankrupt estate and claims the bankrupt estate released against you.

The joint plan of reorganization relating to New PE Holdco does not specifically quantify the value of claims released by bankrupt estate or the Company.  The Company lost all of its equity interest in the Pacific Ethanol Plants as well as a significant amount of pre-petition and debtor-in-possession obligations.  As a result of the joint plan of reorganization, the Company recorded a gain of approximately $119 million.  In light of the foregoing, the Company has revised the disclosure on page 45 of the Registration Statement to state that the Company did not provide any separate legal consideration for the Call Option and that no value was attributed to the call option in the joint plan of reorganization.

Note 7 – Commitments and Contingencies, page F-16

4.
We have read your response to comment seven from our letter dated November 10, 2011. On page F-16 you disclose that the ultimate liability for legal proceedings, claims and litigation cannot be determined. However, it is not clear whether you can disclose an estimate of the loss or range of loss for contingencies where there is at least a reasonable possibility of loss. Please amend your Form S-1 to disclose an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. This comment is also applicable to your disclosure on page F-61. Refer to ASC 450-20- 50, paragraphs 3-5 for guidance.

The material litigation matters described in the Registration Statement were settled on November 9, 2011. The Company has revised pages F-22 and F-63 to include the appropriate disclosures.

Ms. Pamela Long
February 1, 2012

Exhibit 5.1

5.
We note that the fourth paragraph refers to "Shares". This term is not defined in the opinion. Please have counsel revise the opinion to cover "Common Stock". We further note that counsel has not provided an opinion that the Common Stock is validly issued, fully paid and non-assessable. Please file a revised opinion to address these issues.

Exhibit 5.1 has been revised to define the term “Shares” and to provide an opinion that the shares of common stock issued in the financing transaction are validly issued, fully paid and non-assessable.

We trust that the foregoing is responsive to your comments in your letter of comments dated January 18, 2012.  If you have any questions, please call me at (714) 641-3450 or my partner John Bradley, Esq. at (714) 662-4659.

Sincerely yours,

RUTAN & TUCKER, LLP

/s/Larry A. Cerutti Larry A. Cerutti

Enclosures
cc:	Ms. Chambre Malone (w/enc.)
Mr. Terence O’Brien (w/enc.)
Mr. Neil M. Koehler
Mr. Bryon T. McGregor
Christopher W. Wright, Esq.
John T. Bradley, Esq.